Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

15th December 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Mandarin Oriental International Limited

We enclose for your information a copy of a press release issued on 15th December 2004 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

news release

Mandarin Oriental International Limited

Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

MANDARIN ORIENTAL
THE HOTEL GROUP

To: Business Editor

For immediate release

MANDARIN ORIENTAL, HONG KONG ANNOUNCES US$110 MILLION RENOVATION PROGRAMME

15th December 2004 – Mandarin Oriental International Limited today announced a comprehensive US$110 million renovation of Mandarin Oriental, Hong Kong, which will upgrade significantly the facilities and services of the Group's flagship hotel.

The renovation will maintain the hotel's classic, Chinese-influenced elegance, while modernising and enhancing many of its core facilities. A major component of the work will be to increase the size of the guestrooms by enclosing the hotel's balconies, thereby providing the scope for the creation of spacious bathrooms. The overall number of hotel rooms will be reduced from 541 to 515, while the number of suites will increase from 55 to 75. The exterior of the building will also be upgraded in keeping with the enhanced facades of the hotel's commercial neighbours at the heart of Hong Kong's business district.

The hotel's public areas, restaurants and bars will be updated and refurbished in the first phase of the programme, including the relocation of the Café and Cake Shop in order to increase the ground floor rental space for luxury retail. New facilities will also include a luxurious spa in line with the Group's well received spa concepts such as those introduced in London, Miami and New York.

The renovation programme will commence in late December 2005 and be phased over a period of 19 months. The programme incorporates two periods of closure from late December 2005 to mid-April 2006, and again from mid-December 2006 to mid-March 2007. On re-opening in both years, only half of the guestrooms will be available, with the full inventory coming on-line from mid-July in each year. Final completion of the work is scheduled for summer 2007. This phased approach, which follows similar renovation programmes conducted by the Group in other flagship properties, enables the property to remain open and fully operational during key periods of demand.

During the two closure periods employees will be offered opportunities for service training as well as personal development and self-improvement training.

The renovation programme will be financed by existing Group facilities. The hotel closures will inevitably impact the Group's results in 2006 and 2007, although the loss of revenue in these years is expected to be offset by the reduction in the hotel's operating costs as well as the contribution from the Group's new hotels as they fully establish their market positions.

"Throughout its 40-year history, Mandarin Oriental, Hong Kong has always been one of the Group's best performing hotels and this exciting refurbishment project is designed to ensure its position as one of the world's truly legendary hotels. The renovation will also bring the hotel into line with the Group's dynamic new luxury properties that have opened in recent years in international destinations such as London, Miami and New York," said Edouard Ettedgui, Group Chief Executive of Mandarin Oriental Hotel Group.

Mandarin Oriental Hotel Group is the award-winning owner and operator of some of the world's most prestigious hotels and resorts, currently operating 21 luxury hotels with a further five under development in Hong Kong, Riviera Maya, Mexico and Tokyo (2005), Prague (2006) and Boston (2007). In total, Mandarin Oriental now operates, or has under development, approximately 8,000 rooms in 14 countries with 12 hotels in Asia, nine in The Americas and five in Europe. Mandarin Oriental International Limited is a publicly listed company and is a member of the Jardine Matheson Group.

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For further information, please contact:

Mandarin Oriental Hotel Group International Limited
John R. Witt (852) 2895 9131
e-mail: johnw@mohg.com

Jill Kluge 44 (20) 7529 9600
e-mail: jillk@mohg.com

Sally de Souza (852) 2895 9160
e-mail: sallydes@mohg.com

Golin/Harris Forrest
Kennes Young (852) 2501 7987

This and other Group announcements can be accessed through the Internet at 'www.mandarinoriental.com'.